Exhibit 99.4

Final Form

PLEDGE AGREEMENT

This Pledge Agreement (this “Agreement”) is made and entered into as of the 7th day of January, 2015 by Kenon Holdings Ltd. (“Kenon”) in favor of Israel Corporation Ltd. (“IC”). IC and Kenon shall each be referred to as a “Party”, and collectively, the “Parties”.

WHEREAS, IC and Kenon entered into a Loan Agreement dated the 7th day of January, 2015 (the “Loan Agreement”); and

WHEREAS, as a provision of the Loan Agreement and as a condition to the provision of Loans in accordance with the Loan Agreement, Kenon as the borrower under the Loan Agreement and the holder of 100% of the issued and outstanding share capital of IC Power has undertaken, inter alia, to pledge and assign by way of pledge the Pledged Assets in favor of IC in accordance with and subject to the terms of this Agreement as a security for the full and punctual payment of all amounts owing by Kenon to IC under the Loan Agreement;

NOW, THEREFORE, the Parties hereby agree as follows:

1.	Interpretation; Definitions

1.1.	The preamble to this Agreement forms an integral and a binding part of this Agreement.

1.2.	All capitalized terms which are not otherwise defined herein, shall have the meaning ascribed to them in the Loan Agreement. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement (including the preamble and any schedules, exhibits or appendices hereto) the following terms shall have the meanings given to them in this Section:

1.2.1.	“Event of Default” means an event specified as such in the Loan Agreement.

1.2.2.	“Pledge” means the pledge created under this Agreement.

1.2.3.	“Pledge Law” means the Israeli Pledge Law, 5727-1967, as amended from time to time.

1.2.4.	“Pledged Assets” means the Pledged Shares, the Related Rights, and to the extent not included in the foregoing, any and all proceeds, products and benefits deriving from such Pledged Assets, including, without limitation, those received upon the sale or other disposition of such Pledged Assets and any property into which such Pledged Assets are converted, whether cash or non-cash.

1.2.5.	“Pledged Shares” means all of Kenon’s present and future rights, title and interest in such number of shares of IC Power as set forth in Exhibit A hereto, along with any other shares in the share capital in IC Power which constitute Related Rights of such shares from time to time.

1.2.6.	“Related Rights” means any asset or right distributable, accruing, offered, issued or deriving at any time in connection with the Pledged Shares including but not limited to all dividends, interest and other monies payable in respect of the Pledged Shares and all other rights, benefits and proceeds in respect of or derived from the Pledged Shares (whether by way of redemption, bonus, preference, option, substitution, conversion or otherwise).

1.2.7.	“S$” mean the lawful currency of Singapore.

1.2.8.	“Secured Obligations” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) owing or incurred by Kenon to IC under or in connection with the Loan Agreement or with this Agreement (including, for the avoidance of doubt, any amount owing by IC or which IC may become liable to pay at any time under or in connection with any of the Qoros Guarantees in accordance with the terms thereof), together with all reasonable costs and expenses (including reasonable legal fees) incurred by IC or payable in accordance with this Agreement.

1.2.9.	“Security Interest” means any mortgage, charge, pledge, lien, attachment or other security securing any obligation of any person or any other agreement or arrangement having a similar effect.

1.3.	The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

1.4.	All references in this Agreement to Sections and annexes or schedules shall, unless otherwise provided, refer to Sections hereof and to annexes or schedules attached hereto. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5.	Unless the context otherwise requires, references to (or to any specified provision of) this Agreement or any other document shall be construed as references to that provision or that document as in force for the time being and as amended, supplemented, modified or replaced in accordance with the terms thereof.

1.6.	References to a law or to a specific section thereof shall be construed as a reference to such law, including any rules or regulations promulgated thereunder, or section, as the same may have been, or may from time to time be, amended, succeeded or re-enacted.

2.	Security

2.1.	Creation of Security.

As a continuing security for the full and punctual payment and performance when due (whether at stated maturity, acceleration or otherwise) of the Secured Obligations, Kenon hereby absolutely and unconditionally pledges in favor of IC by way of first ranking fixed pledge or, as may be applicable, assigns in favor of IC by way of pledge, in each case not limited in amount, the Pledged Assets.

2.2.	Rights of Kenon.

2.2.1.	Unless and until an Event of Default has occurred and IC has notified Kenon that it intends to exercise any right afforded to it hereunder, Kenon shall have the right to exercise all of its rights and powers in relation to each of the Pledged Assets (including the right to exercise any and all voting and/or other rights relating to the Pledged Assets).

2.2.2.	Unless and until a Default has occurred and IC has notified Kenon that it intends to exercise any right afforded to it hereunder, Kenon may receive from IC Power any cash dividends distributed thereby with respect to the Pledged Shares.

2.2.3.	As of the date on which an Event of Default has occurred and IC has notified Kenon that it intends to exercise any right afforded to it hereunder, and to the extent permitted by applicable law (i) IC shall be entitled (but not obliged) to exercise all (or, in its discretion, any part) of the rights conferred upon Kenon as set forth in Section 2.2.1 above, and such rights may not be exercised by Kenon if IC provides Kenon with a notice to that effect; and (ii) any dividend (whether in cash or in kind) distributed with respect to the Pledged Shares by IC Power shall be treated as shall be instructed by IC at its sole discretion, including (without limitation) deposit of such dividends with a bailee, a trustee, a receiver (if appointed) or with IC itself, the use of such dividend for repayment of any Secured Obligations, and the investment of such dividend in any manner IC, or such bailee, trustee or receiver (as the case may be) deem fit. For the avoidance of any doubt, such dividend and any interest and other proceeds accrued thereon shall be considered Pledged Assets hereunder.

3.	No Redemption

Kenon shall not be entitled to discharge any or all of the Pledged Assets from the Pledge, except as expressly permitted in the Loan Agreement and under the terms set forth therein. Neither Kenon nor any third party (including a third party having a right which may be affected by the charges hereby created or the realization thereof) shall have any right under Section 13(b) of the Pledge Law or any similar rights under any statutory provisions, in addition to Section 13(b) of the Pledge Law or in substitution therefor.

4.	Preservation of Security

4.1.	Continuing Security.

The Pledge shall remain in force as continuing security for the payment and discharge of the Secured Obligations and shall remain in force and subject to Section 4.4 (Avoidance of Payments), shall be released and discharged only upon the execution by IC of a written release of the Pledge created by this Agreement; and IC will not be bound to enforce any other Security Interests created or any right belonging to it under the Loan Agreement before enforcing this Pledge.

4.2.	Nature of Securities.

4.2.1.	All Pledges created under this Agreement (or any part thereof) and/or any other document shall be independent of one another.

4.2.2.	IC may, at its sole discretion, deposit all or any of the Pledged Assets created under this Agreement with a bailee of its own choosing, and may substitute such bailee with another from time to time. IC may instruct Kenon to register all or any of such collateral with any competent authority in accordance with any applicable law and/or in any public register, as permitted by applicable law.

4.3.	Liability of Kenon.

4.3.1.	Kenon will remain liable to observe and perform all of the conditions and obligations relating to or constituting the Secured Obligations or the Pledged Assets and IC will not be under any obligation or liability with respect to the Secured Obligations or the Pledged Assets by reason of, or arising out of, this Agreement. IC will not be required in any manner to perform or fulfil any of the obligations of Kenon in respect of the Secured Obligations or the Pledged Assets, or to make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by it, or to present or file any claim or take any action or to collect any amount or enforce any right or remedy hereunder.

4.3.2.	The exercise by IC of any of the rights or remedies hereunder shall not release Kenon from any of its liabilities or obligations under the Loan Agreement, this Agreement or any other agreement or instrument included in the Pledged Assets; for the avoidance of doubt, the application of the Pledged Assets to satisfy part of the Secured Obligations shall not release Kenon from its obligations to pay and perform the Secured Obligations in full.

4.4.	Avoidance of Payments.

Where any release, discharge or other arrangement in respect of any Secured Obligation or any Security Interest IC may have for such Secured Obligation is given or made in reliance on any payment or other disposition which is avoided or must be repaid, whether in an insolvency, liquidation or otherwise, and whether or not IC has conceded or compromised any claim that any such payment or other disposition will or should be avoided or repaid, this Pledge shall continue as if such release, discharge or other arrangement had not been given or made.

4.5.	Registration Fee

Kenon shall pay, and forthwith on demand indemnify IC against any liability incurred by IC in respect of any stamp, registration and similar tax which is or becomes payable in connection with the entry into, registration, recording, performance or enforcement of this Pledge.

5.	Representations and Warranties

Without derogating from any representation or warranty of Kenon under the Loan Agreement or otherwise, Kenon represents and warrants to IC (which representations will be deemed to be repeated on each day until the release of the Pledge in accordance with the terms hereof) as follows, and acknowledges that IC is entering into this Agreement in full reliance thereof:

5.1.	Status.

It is a company, duly incorporated and validly existing under the law of its jurisdiction of incorporation, and has the power to carry on its business as it is being conducted from time to time.

5.2.	Capacity.

It has the right, power, authority and capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations under this Agreement.

5.3.	Authorization and binding obligations.

This Agreement has been authorized by all necessary corporate action on its part, has been duly executed and delivered by it through its authorized officers, and it represents valid and binding obligations enforceable against it in accordance with its terms.

5.4.	Consents.

No consent, approval or authorization of, exemption by, or filing with, any governmental or regulatory authority or any third party is required in connection with the execution, delivery and performance by Kenon of this Agreement and the consummation of the transactions contemplated herein, including the creation and perfection of the Pledges save for (i) the making of the appropriate registrations of this Agreement with the Accounting and Corporate Regulatory Authority of Singapore; and (ii) the payment of stamp duty in the amount of S$500 payable in Singapore in respect of the stamping of this Agreement, (iii) registration of the Pledge with the Israel Pledges Registrar; all of which shall be completed by Kenon within the time periods set forth in this Agreement.

5.5.	Non-conflict.

Its entry into, and performance by it of this Agreement does not and will not conflict with, or result in a violation of (i) its or IC Power or any of its direct or indirect subsidiaries’ constitutional documents, (ii) any other agreement to which any of the above is a party, (iii) any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction by which any of the above is bound, (iv) any authorization or consent to which any of the above is subject; or (v) any applicable law.

5.6.	No Winding-up.

Neither Kenon nor IC Power or any of its direct or indirect subsidiaries has taken any corporate action, nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge) threatened against either of them, in any jurisdiction, for winding-up, dissolution, judicial management administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a liquidator, receiver, administrator, administrative receiver, judicial manager, compulsory manager, trustee or similar officer of either of them or of any or all of their assets or revenues.

5.7.	Title to Assets.

Subject only to the Pledge, Kenon has good, valid and marketable title to the Pledged Assets, no other person has any legal or beneficial interest (or any right to claim any such interest), and there is no competing or adverse right in the Pledged Assets.

5.8.	The Pledged Shares.

The Pledged Shares are validly issued, fully paid and are free and clear of any Security Interest (other than pursuant to this Pledge), options, third party rights or any restrictions or limitations on transfer, including pursuant to the articles of association of IC Power and any relevant law or contract.

5.9.	Security Interest.

The provisions of this Agreement are effective to create, in favor of IC a legal, valid and binding, not limited in amount, fixed pledge which is not subject to any prior or other security and is not liable to be set aside on the insolvency of Kenon, and an assignment by way of pledge over the Pledged Assets, first ranking, perfected and enforceable in accordance with the terms hereof.

5.10.	Taxes.

Full payment of all taxes levied against or with respect to the Pledged Assets and/or the income accruing thereon under any applicable law has been made.

6.	Undertakings

6.1.	Undertakings

Kenon undertakes to IC until the release of the Pledge in accordance with the terms hereof, except as expressly permitted herein:

6.1.1.	not to create a Security Interest over, or permit the creation of, a Security Interest, in any manner, over the Pledged Assets without the prior written consent of IC;

6.1.2.	not to sell, assign, transfer or otherwise dispose of any of the Pledged Assets and not to grant any right therein without the prior written consent of IC, except as expressly permitted in Section 7.5.2 of the Loan Agreement and pursuant to its terms;

6.1.3.	not to enter into any conflicting obligation affecting the Pledged Assets or any part thereof, or create or permit to arise any overriding interest whatsoever without the prior written consent of IC;

6.1.4.	to defend the Pledged Assets against, and to take, at its expense, any action necessary to remove any Security Interest (other than Security Interests created by or pursuant to the Loan Agreement) over any of the Pledged Assets, and to defend the rights and interest of IC in and to the Pledged Assets against the claims of any other persons;

6.1.5.	to maintain all Security Interests created or purported to be created hereunder in connection with the Pledged Assets and to effect all registrations relating thereto in accordance with the terms hereof;

6.1.6.	upon first demand of IC, to promptly do any acts and execute and deliver to IC any document that IC reasonably requires from time to time for the protection of this Pledge or the Pledged Assets;

6.1.7.	to be liable towards IC for any defect in the title to the Pledged Assets and to bear the responsibility for the authenticity and correctness of all the signatures, endorsements and particulars of any bills, documents, instruments and securities which have been or may be delivered to IC by Kenon in connection with this Agreement;

6.1.8.	to comply with the provisions of all applicable laws relating to the Pledged Assets or their use;

6.1.9.	to pay when due all taxes levied against or with respect to the Pledged Assets and/or the income accruing thereon under any applicable law and to furnish IC, at its request, with all the receipts for such payments, provided that Kenon shall be entitled to exercise its legal rights to appeal the levy of such taxes and/or defer payment thereof;

6.1.10.	not to institute any proceedings whatsoever in respect of the Secured Obligations or with respect to the Pledged Assets which could have an adverse effect on the ability of IC to realize the Pledged Assets or any part thereof without the prior written consent of IC;

6.1.11.	as soon as possible after the execution of this Agreement or any amendment thereof under which additional pledges in IC Power are to be pledged (if any), and as a condition to the provision of Loans in accordance with the Loan Agreement:

(a)	to procure that the following annotation in respect of all Pledged Shares be entered on the shareholders’ register of IC Power; “[number of Pledged Shares] ordinary shares of the Company par value NIS 0.01 each, and registered in the name of Kenon Holdings Ltd. are pledged in favor of Israel Corporation Ltd., pursuant to the Agreement dated [the date hereof], as amended from time to time” and to deliver a copy of such register to IC promptly following the execution of this Agreement;

(b)	to procure a statement containing particulars of charge in respect of this Pledge in the form agreed between the Parties (the “Statement”) to be filed and lodged with the Accounting and Corporate Regulatory Authority of Singapore within three (3) Business Day of this Agreement and deliver a copy of the filed Statement to IC evidencing to the full satisfaction of IC, that the relevant filings, submissions and registrations required under Singapore law have been completed; and

(c)	to procure (i) the filing of a Pledge Notice (tofes 1) in the form agreed between the Parties with the Israeli Pledges Registrar within one Business Day as of the date hereof, and (ii) that original certificates of registration of the Pledge and extracts within seven Business Days to be delivered to IC from a search of Kenon at the Israeli Pledges Registry, evidencing to the full satisfaction of IC, that the relevant filings, submissions and registrations required under Israeli law have been completed;

Without derogating from Kenon’s undertakings hereunder, cocnurrently with the execution of this Agreement, Kenon is executing an authorisation letter in the form agreed between the Parties, for the purpose authorising IC’s Singapore legal counsel to file such Statement with the Accounting and Corporate Regulatory Authority of Singapore.

6.1.12.	not to become a party to any arrangement relating to the Pledged Assets that could reasonably likely adversely affect the Pledged Assets, Kenon’s ability to perform its obligations hereunder, or the rights and remedies of IC in relation to the Pledged Assets, including any shareholder agreement or voting agreement, without the prior written consent of IC;

6.1.13.	except as expressly consented by IC in advance in writing, not to amend, terminate or breach, or otherwise cause the amendment, termination or breach of any provision of any contract, organizational documents of IC Power, or any other instrument (collectively, the “Contracts”), (i) that is related in any way to the Pledged Assets or the rights of Kenon which are pledged under this Agreement, or (ii) in any manner which could reasonably be expected to adversely affect the rights or remedies of IC under this Agreement or contravene the obligations of Kenon hereunder;

6.1.14.	except as expressly permitted under the Loan Agreement or as consented by IC in advance in writing, Kenon shall not exercise any voting or other rights nor shall it take any other action and will oppose any action which will or may result in: (i) any issuance of any shares, securities, or rights in connection with the share capital of IC Power, or any direct or indirect dilution of the equity interest of Kenon in IC Power, or its economic, voting, or other interests in IC Power (other than to Kenon, and provided that all of Kenon’s rights in respect of such shares or other securities shall be fully pledged in favour of IC in accordance with the provisions of this Agreement); (ii) any merger, demerger, consolidation, reorganization, restructuring or any similar transaction, of IC Power; (iii) the liquidation, winding-up, or dissolution of IC Power, or any procedures related thereto; (iv) any of IC Power’s shares being repurchased, cancelled, exchanged, replaced, substituted, split, divided, consolidated or converted; or (v) any occurrence or event with similar consequences or results, or otherwise any harm, damage, prejudice, or adverse effect to the rights of IC under this Agreement, the ability of IC to exercise such rights, or to the validity or enforceability of this Agreement or the Security Interests hereunder;

6.1.15.	forthwith, upon the execution of this Agreement, to deliver to IC: (i) the irrevocable instructions letter from Kenon to IC Power in the form attached hereto as Exhibit B duly signed by Kenon; (ii) the acknowledgment and undertaking of IC Power, duly signed by IC Power; and

6.1.16.	obtain, maintain in full force and effect and comply with the terms of, and supply certified copies to the IC of, any authorizations, approvals, permits, licenses and consents required at the relevant time under any law or contract to enable it to perform and comply with its obligations hereunder, or for the validity, legality, perfection or enforceability of the Pledge.

6.2.	Notification

Kenon undertakes to notify IC forthwith upon it becoming aware of (i) any adverse claim proceeding or litigation relating to the Pledged Assets, including the imposition of any Security Interest, or an attempt to impose any Security Interest, or any execution proceedings, or of any application for the appointment of a receiver or any other officer of similar role, and shall immediately notify the party which imposed or attempted to impose such Security Interest or issued such execution proceedings or application, of the Pledge, and forthwith take, at the expense of Kenon, all steps necessary for the prompt and final discharge or cancellation of such Security Interest execution proceedings or appointment, as the case may be; and (ii) any other development, event or circumstance of which it becomes aware which could be reasonably expected to materially and adversely affect the Pledged Assets.

6.3.	IC’s Right to Perform

If Kenon for any reason whatsoever fails to duly and punctually comply with any of its obligations under this Agreement, IC shall have the power, on behalf of or in the name of Kenon or otherwise, to perform the obligation and to take any steps which IC may, in its absolute discretion, consider appropriate with a view to remedying, or mitigating the consequences of the failure, but without in any way becoming liable therefor and provided that the exercise of this power, or the failure to exercise it, shall in no circumstances prejudice IC’s rights hereunder.

Nothing in this Section 6 shall derogate from any undertaking of Kenon under the Loan Agreement or otherwise.

7.	Enforcement

7.1.	IC’s Powers

If an Event of Default has occurred, and for so long as it is continuing,:

7.1.1.	IC shall be entitled to take all steps as it sees fit to realize, at Kenon’s expense, any of the Security Interests created under this Agreement by any means allowed by applicable law, including, without limitation, the appointment or application to the competent court or the execution office for appointment of a receiver (as set out in Section 7.2 (Appointment of Receiver)) below.

7.1.2.	To the extent permitted by applicable law, all or any of the powers, authorities and discretions which are conferred by this Agreement (either expressly or implicitly) upon a receiver may be exercised by IC without first appointing a receiver or notwithstanding the appointment of a receiver.

7.1.3.	IC shall have all powers that it may, in its full discretion, determine to be desirable or necessary to preserve its rights with respect to the Pledged Assets and the Security Interests created hereby and to take all such steps for such purpose at Kenon’s expense.

7.2.	Appointment of Receiver

7.2.1.	The appointed receiver shall have all powers conferred by applicable law. Kenon alone shall be responsible for the receiver’s remuneration. In no event shall IC be responsible for the acts and omissions of the receiver or for the receiver’s remuneration.

7.2.2.	Should the payment date of the Secured Obligations or any part thereof not yet have fallen due at the time of the sale of the Pledged Assets, or the Secured Obligations be due to IC or receiver on a contingent basis only, then IC or receiver shall be entitled to recover out of the proceeds of the sale an amount sufficient to cover the Secured Obligations (or such part thereof) and the amount so recovered and yet to be appropriated to the discharge of the amounts due shall be charged to IC or receiver as security for, and be held by IC or receiver until the discharge in full of, the Secured Obligations.

8.	Set-Off and Other Rights

All payments required to be made by Kenon under this Agreement shall be calculated without reference to any set-off or counterclaim, and shall be made free and clear of, and without any deduction for, or on account of, any set-off or counterclaim.

9.	Further Action

Kenon further covenants with IC from time to time upon demand, at Kenon’s cost to execute any document or do any act or thing which in the reasonable determination of IC is necessary to (i) create, perfect, register or give effect to any Security Interest created or intended to be created by this Agreement over or in connection with the Pledged Assets, (ii) preserve or protect any of the rights of IC under this Agreement, or (iii) facilitate the exercise, or the proposed exercise, of any powers or rights of IC under this Agreement.

10.	Power of Attorney

Kenon hereby irrevocably appoints IC as its true and lawful attorney, with full power of substitution, in respect of this Agreement, to act in Kenon’s name and at Kenon’s expense in order to do any such act, including, without limitation, to sign in the name of Kenon any and all documents, as may in the sole discretion of IC be necessary in order to secure the rights of IC against third parties in respect of the Security Interests contemplated by this Agreement pursuant to the terms hereof (including as set forth in Section 9 above). In addition to, and without derogating from the foregoing, Kenon hereby irrevocably appoints IC as its true and lawful attorney, with full power of substitution, to participate and vote in Kenon’s name and on its behalf in all general meetings of IC Power, whether by way of written resolution or by way of meeting, so long as an Event of Default is continuing, or as otherwise set forth in the Loan Agreement.

11.	Protection of IC

11.1.	IC, or any of its respective agents, managers, officers, employees, delegates, or advisers shall not be liable for any claim, demand, liability, loss, damage, cost or expense which arises out of the exercise or the attempted or purported exercise or the failure to exercise any of its respective rights, powers and discretions under this Agreement in the absence of gross negligence or willful misconduct.

11.2.	None of IC, the receiver, or any of their respective agents, managers, officers, employees, delegates, or advisers shall be under any duty to exercise any of their respective rights, powers and discretions under this Agreement.

11.3.	To the extent permitted by applicable law, Kenon hereby waives any requirements with respect to notice, form or the terms of the exercise by IC, the receiver, or any of their respective agents, managers, officers, employees, delegates, or advisers of their respective rights, powers and discretions under this Agreement, except as expressly provided otherwise herein or in the Loan Agreement.

12.	Costs and Expenses

All reasonable out-of-pocket fees, costs and expenses incurred by IC or the receiver appointed in connection with this Pledge in connection with this Agreement, as in force from time to time, including without limitation, in connection with the creation, registration or perfection of this Pledge or any other document relating thereto, any reasonable out-of-pocket costs and expenses incurred in connection with any default or the breach by or failure of Kenon to observe any of the provisions hereof or with the enforcement of, or preservation of rights under this Agreement (including with respect to the contemplation of any enforcement and preparation therefor), and any reasonable out-of-pocket costs and expenses incurred in the realization of the Pledged Assets and/or institution of proceedings for collection, insurance, safe-keeping, and maintenance of the Pledged Assets (including, without limitation, reasonable fees of legal counsel and other advisors in any jurisdiction) shall be paid by Kenon to IC or the receiver as the case may be following its first demand, together with interest at the Default Rate, as defined in the Loan Agreement from the date on which a demand therefor was first made on Kenon until the date of actual payment. All the above costs, expenses and liabilities together with interest thereon shall constitute part of the Secured Obligations.

13.	Indemnity

13.1.	Kenon shall forthwith on demand indemnify IC and the receiver (the “Indemnified Persons”) against any reasonable fees, costs and expenses borne as a consequence of:

13.1.1.	any action done by or on behalf of an Indemnified Person under this Agreement as a result of any failure by Kenon to comply with its obligations under this Agreement, the Loan Agreement or otherwise in connection therewith;

13.1.2.	any payment in respect of the Secured Obligations made by Kenon being void for any reason whatsoever;

13.1.3.	the exercise, or attempted exercise, by or on behalf of an Indemnified Person of any of the rights or powers of an Indemnified Person or any other action taken by or on behalf of an Indemnified Person with a view to or in connection with the recovery by any Indemnified Person, of the Secured Obligations from Kenon; or

13.1.4.	the carrying out of any other act or matter which IC or the receiver or any other Person acting on their behalf may consider to be necessary for the preservation of the Pledged Assets,

provided that Kenon shall not be obligated to indemnify an Indemnified Person for any loss or liability incurred solely as a consequence of the willful misconduct or gross negligence of such Indemnified Person.

13.2.	Any amount payable under Section 13.1 above shall bear interest at the Default Rate in accordance with the provisions of the Loan Agreement, from the date on which a demand therefor was first made on Kenon until the date of actual payment and such amounts and interest shall form part of the Secured Obligations.

13.3.	All indemnities set forth in this Agreement shall survive the execution and delivery of the Loan Agreement and this Agreement, any cancellation or termination of the Loan Facility, the termination of the Loan Agreement and this Agreement and any transfer of the rights and obligations of IC under the Loan Agreement and this Agreement or any Pledged Asset.

14.	Miscellaneous

14.1.	Entire Agreement. This Agreement constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the Parties hereto, other than the Loan Agreement and its ancillary documents, are expressly cancelled.

14.2.	Amendment. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of both Parties.

14.3.	Assignment. Kenon’s rights and obligations under this Agreement shall not be assigned or delegated without IC’s prior written consent, except that Kenon may assign its obligations under this Agreement if Kenon has assigned its obligations under the Loan Agreement, and to such assignee, in accordance with the terms therewith. IC may, at any time, and without the consent of Kenon, assign or transfer all or any of its rights, benefits and obligations under this Agreement, in accordance with the provisions of Section 9.5 of the Loan Agreement.

14.4.	Successors and Assigns. Without prejudice to the provisions of Section 14.3 (Assignment), this Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of the Parties hereto.

14.5.	Remedies. No failure to exercise, nor any delay in exercising, on the part of a party hereto, any right or remedy hereunder or under law shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided under this Agreement are cumulative and not exhaustive or exclusive of any rights or remedies provided under applicable law. Any extension of time or waiver given, or compromise made, with respect to a specific event by IC, shall apply only with respect to such specific event and shall not be interpreted as applying to any other event and shall not derogate from IC’s rights under this Agreement or under applicable law (save as expressly stated in such waiver or compromise).

14.6.	Notices. Any notice, demand or other communication required to be given by one Party to another under this Agreement shall be in writing and shall be deemed to have been served: (i) if personally delivered, when actually delivered; or (ii) if sent by facsimile or e-mail, on the day sent (and if such day is not a Business Day, the Business Day immediately following) subject to receipt of confirmation of transmission; or (iii) 5 (five) Business Days after being mailed by certified or registered mail, postage prepaid (for the purposes of proving such service, it being sufficient to prove that such notice was properly addressed and posted) to the respective addresses of the Parties set out herein:

if to IC:

Address:	Millennium Tower, 23 Aranha Street, P.O.B 20456, Tel Aviv, 61204, Israel

e-mail:	mayaak@israelcorp.com natany@israelcorp.com
Attention:	Legal Department; Financial Department

if to Kenon:

Address:	1 Temasek Avenue, #36-01 Millenia, Singapore 039192

e-mail:	RobertR@kenon-holdings.com; TzahiG@kenon-holdings.com

Attention:	Legal Department, Finance Department

or at such other address or email as any Party shall have furnished to the other in writing in accordance with this Section 14.6.

14.7.	Governing Law; Jurisdiction. The internal laws of the State of Israel, without regard to its conflict of laws rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the Parties hereunder. The appropriate courts in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement or any of the transactions contemplated hereby, and the Parties hereby irrevocably submit to such jurisdiction.

The parties agree that this Section is made for the benefit of IC only. As a result, IC shall not be prevented from taking proceedings to settle any matter, dispute or relating to this Agreement or to enforce any right or remedy it may have in connection herewith in any courts with jurisdiction in Singapore or in any jurisdiction in which Kenon has assets, as it may deem appropriate and necessary in its sole discretion. To the extent allowed by law, the taking of proceedings in one jurisdiction shall not limit preclude the taking of proceedings (whether concurrently or not) in any other jurisdiction.

Kenon hereby agrees that the process by which any suit, action or proceedings be initiated or conducted may be served on it by being delivered in connection with any such proceedings in Israel to IC Green Energy Ltd. (“IC Green”).

A copy of the appointment letter and the consent of the IC Green to act as agent for service is attached hereto as Exhibit C. If the appointment of IC Green ceases to be effective, the undersigned shall immediately appoint another person or entity in Israel to accept service of process on its behalf in Israel and, failing such appointment within 21 (twenty one) days, service to the law firm of Meitar Liquornik Geva Leshem Tal Law Offices, to the attention of any two of the following: Advs. Dan Geva, Michael Rimon, Judith Gal-Or, Assaf Oz, Tomer Sela and David Glatt (or, in their absence, to any partner in that law firm) will constitute due service of process to Kenon. Nothing contained herein shall affect the right to serve process in any other manner permitted by applicable law.

14.8.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the Parties actually executing such counterparts, and all of which together shall constitute one instrument.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have executed this PLEDGE AGREEMENT as of the date first above written.

ISRAEL CORPORATION LTD

/s/ Nir Gilad

By:	Nir Gilad

Title:	CEO

/s/ Avisar Paz

By:	Avisar Paz

Title:	CFO

KENON HOLDINGS LTD.

/s/ Yoav Doppelt

By:	Yoav Doppelt

Title:	CEO

I, the undersigned, Robert Rosen, Advocate, acting as the legal advisor of Kenon Holdings Ltd. (the “Corporation”), hereby confirm that this Agreement has been duly signed and executed by the Corporation in accordance with its constitutional documents. Furthermore I hereby confirm that this Agreement was signed by the Corporation’s duly authorized signatories and as such binds the Corporation in all respects.

Signature and Seal:	/s/ Robert Rosen	Date:	7 January 2015

Exhibit A

Number of Pledged Shares

4,000,040 (four million forty) Ordinary Shares of IC Power Ltd. par value 0.01 each (and their Related Rights).

Exhibit B

Irrevocable Instructions and Notice to IC Power Ltd.

Date:

To:	IC Power Ltd.
23 Aranha St., Tel Aviv

(“IC Power”)

Dear Sirs,

1.	The undersigned, Kenon Holdings Ltd. (“Kenon”), has entered into that certain Pledge Agreement dated as of the date hereof (the “Pledge Agreement”), pursuant to which it has created in favor of Israel Corporation Ltd. (including any assignee thereof pursuant to the Loan Agreement, “IC”) a first ranking fixed pledge or, as may be applicable, assignment by way of pledge, in each case not limited in amount over the Pledged Assets, as defined therein, which include: (i) all of Kenon’s present and future rights, title and interest in 4,000,040 (four million forty) ordinary shares par value NIS 0.01 of IC Power, along with any other shares in the share capital in IC Power which constitute Related Rights (as defined therein) of such shares from time to time (the “Pledged Shares”); and (ii) all Related Rights (as defined therein);

2.	We hereby irrevocably instruct you:

2.1	Not to approve or register any sale, lease, assignment, license, transfer or otherwise disposal in any manner of any Pledged Shares or any Related Rights thereto, or any interest therein, except with the prior written consent of IC.

2.2	Unless IC informs you, in writing, otherwise, Kenon shall continue to have the right to exercise all of its rights and powers in relation to each of the Pledged Assets (including the right to exercise any and all voting and/or other rights relating to the Pledged Assets).

2.3	Unless IC informs you, in writing, otherwise, to pay all monies, distributions, dividends and any other Related Rights and any and all payments in connection with the Pledged Shares to Kenon, and as of and subject to the IC notice to the contrary—to pay the same to an account the details of which will be provided by IC (and in the absence of such details, not to make any such payments and to immediately notify IC that such details are required), and otherwise treat the same in accordance with IC’s written instructions.

3.	Each of Kenon and IC shall be entitled from time to time to jointly notify you that additional shares in IC Power have been pledged in favor of IC under the Pledge Agreement, or similar instruments to be entered into from time to time (the “Additional Shares”), and upon receipt of such notice by you, these instructions shall apply for all purposes and intents to the Additional Shares any of the rights referred to in Section 1 above relating to the Additional Shares.

4.	This notice is irrevocable and shall not be amended or cancelled without the prior written consent of IC.

Kind regards,

Kenon Holdings Ltd.

To:

Israel Corporation Ltd.

Kenon Holdings Ltd.

Dear Sirs,

1.	We hereby acknowledge receipt of the above notice and confirm that we shall comply with the irrevocable instructions thereof.

2.	The Board of Directors of IC Power Ltd. has approved the creation of the security over the Pledged Assets, including the Pledged Shares, the Additional Shares and the Related Rights pursuant to the Pledge Agreement (as these terms are defined in the above notice) or (with respect to the Additional Shares) - similar instruments to be entered into from time to time; upon IC’s demand.

3.	We shall enter the following annotation in respect of all Pledged Shares on the shareholders’ register of IC Power Ltd.; “4,000,040 (four million forty) ordinary shares of the Company par value NIS 0.01 each, and registered in the name of Kenon Holdings Ltd. are pledged in favor of Israel Corporation Ltd., pursuant to the Agreement dated January 2015, as amended from time to time”, and update such notice upon receipt of notice of the pledge of Additional Shares from either IC or Kenon.

4.	We hereby irrevocably waive any lien or set-off right that we may have (if at all) with respect to the Related Rights that IC will instruct us not to transfer directly to Kenon in accordance with the above instructions.

Kind regards,

IC Power Ltd.

Date:

I, the undersigned,                     , Advocate, acting as the legal advisor of IC Power Ltd. (the “Corporation”), hereby confirm that this notice has been duly signed and executed by the Corporation in accordance with its constitutional documents. Furthermore I hereby confirm that this notice was signed by the Corporation’s duly authorized signatories and as such binds the Corporation in all respects.

Signature and Seal:	Date:

EXHIBIT C

Kenon Holdings Ltd.

1 Temasek Avenue #36-01, Millenia Tower

Singapore 039192

IC Green Energy Ltd.

19 Ha’arba’a St., Hatichon Tower

Tel-Aviv 61204, Israel

Attention:

January     , 2015

Dear Sirs,

Re: Appointment of Process Agent

1.	We refer to the Pledge Agreement dated th day of January, 2015, by and between Israel Corporation Ltd. (“IC”) and Kenon Holdings Ltd. (“Kenon”), as may be amended, supplemented, modified or replaced (the “Pledge Agreement”). Terms used hereinafter and hereinabove shall have the meanings ascribed to them in the Pledge Agreement (including any Schedules or Exhibits thereto), unless explicitly dictated otherwise herein.

2.	We hereby appoint you as our agent for service of process by which any suit, action or proceeding is begun in the courts of the State of Israel arising out of or in connection with the Pledge Agreement, on the terms set out in this letter.

3.	Your appointment shall cease only upon receipt of notice of confirmation from IC (or any successor, assignee or representative thereof).

If the Pledge Agreement is extended, amended, restated or otherwise modified, your appointment will, nonetheless, be extended and continued accordingly.

4.	On receipt of service of process addressed to us by which any suit, action or proceeding is begun in the courts of the State of Israel arising out of or in connection with the Pledge Agreement, you shall:

4.1	accept service on our behalf;

4.2	notify in writing by email or by fax to the email address or the number stated in this letter, as applicable (or another email address or fax number notified in writing to you by us from time to time), in either case containing the following:

(a)	the date on which you accepted service of process on our behalf.

(b)	a request by you for the name of the law firm in the State of Israel to whom the originals of the document(s) served on you should be sent.

but need not contain any other information nor details of the nature or substance of the claim made against us.

4.3	You shall also send a copy of the notice referred to in paragraph 4.2 to us by mail or courier to the address stated in this letter (or another address notified in writing to you by us from time to time) with a copy of the process served.

5.	Your dispatch of the notice referred to in paragraph 4.2 or paragraph 4.3 is a good discharge of your obligations contained in the relevant paragraph, whether or not we receive the relevant notice and whether or not you are aware that we may not have received a notice previously sent to us by you. If, in your opinion, your dispatch or our receipt of either of the notices to be sent to us pursuant to paragraph 4.2 or paragraph 4.3 might be prevented, hindered or delayed by a cause beyond your control (including, without limitation, interruptions in postal or other communications services) your obligations under those paragraphs are suspended until, in your opinion, dispatch will not be prevented, hindered or delayed in that way. While your obligations are suspended you shall, if the relevant telephone services are operating normally, use reasonable efforts to give us the information referred to in paragraph 4.2 by telephone call to the number stated in this letter (or another number notified in writing to you by us from time to time).

6.	You are instructed to notify us and IC of any change in your name or address as well as of any proposed change in your status that could lead to your winding-up or dissolution or of any contemplated cessation in maintaining an office or place of business in Israel.

7.	This letter and any obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, Israeli law. The competent courts of Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction on any matters arising out of or in connection with this letter.

8.	Please acknowledge your acceptance of the terms of this letter by signing the acknowledgement below. We shall notify the parties to the Pledge Agreement that you have accepted the terms of this letter and provide them with a copy of this letter and your acceptance.

Yours faithfully

a duly authorized representative of Kenon Holdings Ltd.

We acknowledge receipt of your letter of which this is a true copy. We accept the appointment as agent for service process described in the letter on the terms the letter sets out, and undertake to comply with such terms.

a duly authorized representative of IC Green Energy Ltd.